

January 25, 2023

Stone Douglass
Chief Executive Officer
GeoSolar Technologies, Inc.
1400 16th Street, Ste 400
Denver, Colorado 80202

>   **Re: GeoSolar Technologies, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 3**
>   **Filed January 18, 2023**
>   **File No. 024-11859**

Dear Stone Douglass:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 3 to Form 1-A

Cover Page

1.   We note your response to comment 2. Please revise the cover page and page 2 of your registration statement to remove the disclosure related to the offer and sale of the securities underlying the convertible notes.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William T. Hart